UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-34995

PREFERRED APARTMENT COMMUNITIES, INC.

(Preferred Apartment Communities, LLC as successor by merger to Preferred Apartment Communities, Inc.)
(Exact name of registrant as specified in its charter)

3284 Northside Parkway NW, Suite 150, Atlanta, GA 30327
(770) 818-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
Series A Redeemable Preferred Stock, $0.01 par value
Warrant to Purchase Common Stock, $0.01 par value
Series M Redeemable Preferred Stock, $0.01 par value
Series A1 Redeemable Preferred Stock, $0.01 par value
Series M1 Redeemable Preferred Stock, $0.01 par value

(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0
Series A Redeemable Preferred Stock: 0
Warrant to Purchase Common Stock: 0
Series M Redeemable Preferred Stock: 0
Series A1 Redeemable Preferred Stock: 0
Series M1 Redeemable Preferred Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Preferred Apartments Communities, LLC, as successor by merger to Preferred Apartments Communities, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 5, 2022

                        Preferred Apartments Communities, LLC
                        (as successor by merger to Preferred Apartments Communities, Inc.)

By:	/s/ Jacob Werner
Name:	Jacob Werner
Title:	Senior Managing Director and Vice President